EXHIBIT 99.1
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NEWS RELEASE

SEPTEMBER 16, 2003


ARC ENERGY TRUST CONFIRMS OCTOBER 15, 2003 CASH DISTRIBUTION AMOUNT
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CALGARY, SEPTEMBER 16, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the
"Trust") confirms that the cash distribution to be paid on October 15, 2003 in respect of September production, for unitholders of record on September 30, 2003 will be $0.15 per trust unit. The ex-distribution date is September 26, 2003.

As at September 16, 2003, the Trust's trailing twelve-month cash distributions, including the September 15, 2003 payment, total $1.72 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $2.5 billion. For the remainder of 2003, the Trust currently estimates oil and gas production of over 56,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

                               John P. Dielwart,
                     President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600            Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9